FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 8, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES CONTRACT WITH DANIELI TO SUPPLY TECHNOLOGY AND EQUIPMENT TO ITS CHELYABINSK METALLURGICAL PLANT SUBSIDIARY

Moscow, Russia – July 8, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the signing of a contract between its Chelyabinsk Metallurgical Plant OAO (CMP) subsidiary and Danieli, to supply technology and equipment to construct a rail and structural steel mill at CMP.

Italian-based Danieli, a world leader in developing technologies and manufacturing equipment for steel production, and Chelyabinsk Metallurgical Plant OAO have signed the contract for the supply of technology and equipment for a rail and structural steel mill, which has over 1.0 million tonne annual production capacity.

The rail and structural steel mill is capable of producing structural shapes of a wide range of size and grade.  Its basic product mix will include narrow, mid, and wide flange beams; parallel flange edge channels; equal and unequal angles; and special profiles, such as Larssen sheet pile, pit props, Z-sections.

The mill will primarily manufacture high quality railroad rails up to 100 meters in length using state-of-the-art technologies for steel rolling, hardening, straightening, finishing, and rail quality control.

The new rail and structural steel mill will be equipped with universal stands enabling the highest rolling preciseness.  The mill’s capabilities will enable low cost production of category “V” (superior quality) rails and a wide range of other products with steady geometric parameters of profiles of sections and lower metal consumption due to profiles’ preciseness and thermo strengthening.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented: “We have been successfully working with Danieli for many years and strengthened our relationship with them in April 2008 with the signing of a long term agreement. Under the agreement, Danieli has developed special technologies to Mechel’s technical specifications enabling us to manufacture rails that meet all requirements of Russian and European railroaders.  The execution of the contract to supply equipment and technology for the rail and structural steel mill is a crucial stage in the project to manufacturing structural shapes and 100 meter railroad rails at CMP.  Once the mill is commissioned, which we expect in 2010, Mechel will become the main manufacturer of long rails in Russia.  We expect that long rails produced at CMP will excel any world analogues in a number of necessary characteristics that are determined by the climate conditions of rail exploitation in Russia.”

Mr. Polin continued, “In February 2008, Mechel OAO and Russian Railways (RZhD OAO) signed a on a long-term, mutually beneficial agreement to supply railroads in Russia with rolled products for transportation purposes manufactured at Mechel’s subsidiaries.  Thus, already today, we have secured a guaranteed market for no less than 400,000 tonnes of our rails annually.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  July 8, 2008